Seward & Kissel LLP
                               1200 G Street, N.W.
                             Washington, D.C. 20005
                            Telephone: (202) 737-8833
                            Facsimile: (202) 737-5184
                                 www.sewkis.com


                                                                 October 1, 2007

VIA EDGAR

Ms. Linda Stirling
Ms. Laura Hatch
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

    Re:     AllianceBernstein Large Cap Growth Fund, Inc.
            Prospectus/Proxy Statement
            File No. 811-06730

Dear Ms. Stirling and Ms. Hatch:

         This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the Form N-14 Prospectus/Proxy Statement filing for AllianceBernstein Large Cap Growth Fund, Inc. ("Large Cap Growth") regarding the acquisitions by Large Cap Growth of Alliance All-Market Advantage Fund, Inc. ("AMA") as provided orally to Young Seo of this office on September 20, 2007 and September 21, 2007. The Staff's comments and our responses are discussed below.(1)

----------
(1) Capitalized terms have the same meaning as in the Prospectus/Proxy Statement unless otherwise defined.


Prospectus/Proxy Statement
--------------------------

Comment 1:     Questions  and  Answers:   In  the  answer  to  Question  #4,  an
               explanation should be provided for the Board's conclusion that the Acquisition is in the best interests of AMA.

Response:      We  believe  that  an  appropriate  explanation  of  the  factors considered by the Portfolios' Board of Directors in approving the proposed Acquisition is provided. We have not revised the disclosure in response to this comment.

Comment 2:     Proposal:  The  third  paragraph  in  which  the  reason  for the possible difference in the market values of the AMA and Large Cap
               Growth shares at closing is difficult to understand and needs to be clarified.

Response:      We have revised the disclosure in response to this comment.

Comment 3:     Proposal:  In the second to the last  paragraph,  an  explanation
               should  be  provided   for  the  Board's   conclusion   that  the
               Acquisition is in the best interests of AMA.

Response:      We  believe  that  an  appropriate  explanation  of  the  factors considered by the Portfolios' Board of Directors in approving the proposed Acquisition is provided. We have not revised the disclosure in response to this comment.

Comment 4:     Summary  -  Comparison  of  Operating  Expense  Ratios:  The  row
(also Acctg    heading,  "Combined  Fund (pro  forma),"  in the chart  should be
Comment)       revised to state, "Large Cap Growth (pro forma)".


Response:      We have revised the disclosure in response to this comment.

Comment 5:     Summary - Comparison of Investment  Advisory  Fees: For Large Cap
               Growth, the chart shows an advisory fee rate of .74% whereas the text below states .75%. The difference should be reconciled.

Response:      The advisory fee rate of .74% in the chart is for the period from
               February 12, 2007 through June 30, 2007, which is the same time period used for AMA during which AMA's advisory fee rate changed.
               Large Cap  Growth's  advisory  fee is tiered:  .75% for the first
               $2.5 billion, .65% for the next $2.5 billion and .60% in excess of $5 billion.

Comment 6:     Summary - Comparison of Investment  Objectives and Policies:  The
               investment objectives of Large Cap Growth and AMA appear to be different. The differences should be highlighted or a statement to the effect that there is no practical difference should be provided.

Response:      Large Cap Growth and AMA have  substantially  the same investment objectives: both Portfolios seek long-term growth of capital. AMA seeks long-term growth of capital through all market conditions.
               We do not believe this makes a practical difference and we have not revised the disclosure in response to this comment.

Comment 7:     Summary - Comparison of Investment  Objectives and Policies:  The
               investment strategies of Large Cap Growth and AMA appear to be different. In particular, the chart states that Large Cap Growth invests in "stocks of large-capitalization companies" whereas AMA invests in "equity securities." An explanation as to whether the cap range is a factor should be provided.

Response:      We have revised the disclosure in response to this comment.

Comment 8:     Information  about the Proposed  Transaction - Introduction:  The approximate mailing date of the Prospectus/Proxy Statement should be on the first page of the N-14.

Response:      General  Instructions D to Form N-14 provides that the prospectus shall contain the information required by Form N-14 in lieu of that required by Schedule 14A. Although Schedule 14A, Item 1(b) requires the approximate mailing date to be stated on the first page of the proxy statement, Form N-14 does not have such a requirement. However, we have added the disclosure to the first paragraph in Summary.

Comment 9:     Information  about the  Proposed  Transaction  - Reasons  for the
               Acquisition: The last bullet point in the paragraph starting with "At the Regular Meeting" should explain what aspects of the portfolio management personnel were considered (for example, whether the individuals or the teams are the same).

Response:      We have revised the disclosure in response to this comment.

Comment 10:    Information  about the  Proposed  Transaction  - Reasons  for the
               Acquisition: Because an explanation as to why the Acquisition is being proposed was not provided earlier, it is difficult to see the relevance of the factor stated in the fifth bullet point in the paragraph starting with "The Directors also considered." More information should be provided to explain the relevance of this factor.

Response:      We  believe  an  extensive  disclosure  on the  reasons  for  the
               Acquisition has been provided. We have not revised the disclosure in response to this comment.

Comment 11:    Information  about  the  Funds  -  Management  of  the  Funds:  A description of business experience for the past five years should be provided for the portfolio managers.

Response:      We have revised the disclosure in response to this comment.

Comment 12: Appendix A - Fee Table -Annual Fund Operating Expenses: Although (also Acctg footnote (b) regarding the advisory fee waiver for AMA states
Comment)       that the fee waiver was in place since July 1, 2005,  the "Waiver and/or Expense Reimbursement" number in the chart appears to be as of June 2005.

Response:      As we have previously discussed,  we believe that the distinction between a voluntary and a contractual fee waiver only applies to an open-end fund. However, we have revised the disclosure in response to this comment.

Comment 13:    Appendix  A - Fee Table  -Annual  Fund  Operating  Expenses:  The
               management fee for Large Cap Growth is .72% in the chart as opposed to .74% in the main text of the N-14. The chart also shows the Combined Fund's management fee to be .74%. The information should be verified.

Response:      The management fee rate of .72% in the Fee Table chart is for the fiscal year ended July 31, 2006.  As noted in response to Comment
               #5, the management fee rate of .74% is for the period from February 12, 2007 to June 30, 2007. The management fee rate for
               Large Cap Growth (pro forma) is .74% because of the tiered advisory fee rate of Large Cap Growth and the estimated asset base of the combined fund of greater than $2.5 billion.

Comment 14:    Appendix  A  -  Fee  Table  -Annual  Fund   Operating   Expenses:
               References to "Combined Fund" in the chart headings should be revised to state, "Large Cap Growth (pro forma)".

Response:      We have revised the disclosure in response to this comment.

Comment 15: Appendix A - Fee Table -Annual Fund Operating Expenses: "Other (also Acctg Expenses" for the Combined Fund is 1.48% as opposed to 1.47% of
Comment)       Large Cap  Growth.  An  explanation  for the  increase  should be provided.

Response:      We have revised the "Other Expenses" number for the Combined Fund in response to this comment.

Comment 16:    Appendix  A - Fee Table  -Annual  Fund  Operating  Expenses:  The
               "After 5 Years" and "After 10 Years"  "Example"  numbers  for the
               Combined Fund is larger that those of Large Cap Growth. The information should be verified.

Response:      We have  confirmed  this  information.  The numbers for Large Cap
               Growth are based on the expense ratio as of the fiscal year end, July 31, 2006, of 1.47%. The numbers for the combined fund are based on a pro forma expense ratio of 1.52%.

Comment 17:    Appendix B - Comparison of Investment Objectives and Policies: If
               "large-capitalization companies" is not defined in the main text, it should be defined here ("80% Policy").

Response:      We have revised the disclosure in response to this comment.

Comment 18:    Appendix B - Comparison  of Investment  Objectives  and Policies:
               Differences in the investment objectives and policies should be highlighted. If the policies are different or if the wording is different, any difference should be highlighted or it should be stated that there is no practical effect/difference. If there are any practical differences, the risk profiles of the Funds would also be different and should be revised.

Response:      We have revised the disclosure in response to this comment.

Comment 19:    Appendix B - Comparison of Investment Objectives and Policies: If
               a Fund does not have a policy, it should be stated so. However, regarding some of the policies such as "Non-U.S. Companies," it appears that there should be a "yes/no" answer as to whether the Fund can/cannot engage in a certain practice.

Response:      We have revised the disclosure in response to this comment.

Comment 20:    Appendix D - Description of Principal  Risks of the Funds: To the
               extent of the differences in Large Cap Growth's and AMA's security selection, a disclosure should be provided regarding the different risks.

Response:      Both   Portfolios   invest  in  stocks  of   large-capitalization
               companies.

Comment 21:    Appendix D - Description of Principal  Risks of the Funds: To the
               extent there are differences in Large Cap Growth's and AMA's investment policies, a disclosure should be provided regarding the different risks.

Response:      We have revised the disclosure in response to this comment.

SAI
---

Comment 22:    The fact that Large Cap Growth's SAI is incorporated by reference should be clearly stated.

Response:      We have revised the disclosure in response to this comment.

Accounting Comments
-------------------

Prospectus/Proxy Statement:
---------------------------

Comment 23:    Questions  and  Answers:  A  statement  regarding  the  projected expenses of the acquisitions should be included in Questions and Answers.

Response:      We have revised the disclosure in response to this comment.

Comment 24:    Summary -  Comparison  of the Fees:  The fact that the former AMA stockholders will be charged a sales load, if and when they buy new shares of Large Cap Growth after the Acquisition, should be disclosed.

Response:      We have not revised the  disclosure  in response to this  comment because the  disclosure  in the  Proxy/Prospectus  applies to the
               Acquisition  and not to subsequent  decisions of  shareholders to
               purchase    shares   of   Large   Cap   Growth   or   any   other
               AllianceBernstein mutual fund.

Comment 25:    Appendix A - Fee Table:  Footnotes (a) to "Other Expenses" in the
               Annual Fund Operating Expenses tables state that the numbers are based on estimates. Explanation should be provided as to why they are not the actual numbers.

Response:      "Other  Expense"  numbers  for  AMA  and  Large  Cap  Growth  are estimated to reflect what the expenses would be for a full 12 months based on the average net assets as of June 30, 2007.
               "Other Expense" number for the combined fund is estimated on a pro forma basis.

Comment 26:    Appendix A - Fee Table:  The "Net Expenses"  number for Large Cap
               Growth in the Fee Table (1.47%) differs from the number in the Financial Highlights table (1.56%).

Response:      The number in the Fee Table is a fiscal  year end number  whereas the Financial Highlights number, 1.56%, is as of January 1, 2007.

Comment 27:    Appendix  A - Fee  Table:  Once the fee waiver of .10% is removed from the "Annual Fund Operating Expenses" table for AMA, the "Examples" numbers should be revised.

Response:      We have revised the disclosure in response to this comment.

Comment 28:    Appendix  I -  Capitalization:  Adjustment  for  the  cost of the acquisitions should be disclosed.

Response:      We have revised the disclosure in response to this comment.

Comment 29:    Verify that, within 30 days prior to the date of the filing,  the net assets of AMA did not exceed 10% of Large Cap Growth's net assets.

Response:      We verify  that,  within 30 days prior to the date of the filing, the net assets of AMA did not exceed 10% of Large Cap Growth's net assets.

                                      * * *

     We hereby acknowledge that (i) each Fund is responsible for the adequacy and accuracy of the disclosures in the filings; (ii) Staff comments or changes to disclosures in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) a Fund may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

     If you have any additional comments or questions, please contact Kathleen Clarke or the undersigned at (202) 737-8833.

                                                          Sincerely,


                                                          /s/ Young Seo


cc:      Andrew L. Gangolf, Esq.
         Christina A. Morse, Esq.
         Kathleen K. Clarke, Esq.


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